ASSIGNMENT OF CLAIM AGREEMENT

SELLER:	Ranor, Inc.
Address:	1 Bella Drive
Westminster, MA 01473
Attention:	Richard Fitzgerald
Phone:	610-246-2116
Email:	fitzgeraldr@techprecision.com

BUYER:	Citigroup Financial Products Inc.
Address:	c/o Citibank, N.A.
1615 Brett Road Ops III
New Castle, DE 19720
Attention:	Brian Broyles
Email:	brian.broyles@citi.com

TRADE DATE:	April 17, 2015

AGREEMENT DATE:	April 21, 2015

DEBTOR:	GTAT Corporation (the “Debtor”)

PROCEEDINGS:
Case No. 14-11916 (HJB) jointly administered under In re:
GT Advanced Technologies Inc., et al. (together with the Debtor, the “Debtors”) Case No. 14-11916 (HJB) currently pending in the United States Bankruptcy Court for the District of New Hampshire (the “Bankruptcy Court”).

PETITION DATE:	October 6, 2014

CLAIM:	a general unsecured claim against the Debtor in the aggregate amount of $3,740,956.34 (the “Claim”)

WHEREAS, Seller, a subsidiary of Tech Precision Corp., and Debtor are parties to that certain purchase order no. 4500045828 dated as of November 8, 2013 (the “Purchase Order”) pursuant to which Debtor ordered $8,085,375.00 worth of products from Seller (the “Original Amount”).

WHEREAS, Debtor sought on several occasions to reduce the Original Amount.

WHEREAS, on or about May 29, 2014, Seller filed a demand for arbitration before the American Arbitration Association in accordance with the terms and conditions of the Purchase Order (the “Arbitration”).

WHEREAS, on June 4, 2014, at Debtor’s request, Seller provided Debtor with a settlement demand letter (the “Demand Letter”).

WHEREAS, On October 8, 2014, the Arbitration was suspended and automatically stayed under section 362(a) of the United States Bankruptcy Code (the “Bankruptcy Code”) because of the Proceedings.

WHEREAS, on December 5, 2014, Seller filed with the Bankruptcy Court a proof of claim with respect to the Claim (the “Proof of Claim”).

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell, transfer, assign, grant and convey to Buyer, and Buyer desires to purchase, acquire and receive, the Transferred Rights (as defined hereinafter).

NOW THEREFORE, Buyer and Seller (each a “Party” and collectively, the “Parties”) agree as follows:

1.           Seller, for good and valuable consideration, does hereby irrevocably sell, convey, transfer and assign unto Buyer all of Seller’s rights, title and interest in, to and under, (a) the Claim, any and all right to receive principal, interest, fees, damages, penalties and other amounts in respect of the Claim (in each case whether accruing prior to, on, or after the date of this Agreement), (b) any and all of Seller’s rights to payment existing as of the Petition Date from any of the Debtors under the Purchase Order; (c) the Arbitration; (d) the Demand Letter; (e)  the Proof of Claim; (f) any actions, claims, rights, lawsuits and/or causes of action against the Debtor arising out of or in connection with any of the foregoing; any proofs of claim filed (regardless of filing date) with respect to the Claim and (g) all proceeds of any kind of the foregoing, including, without limitation, all cash, securities or other property distributed or payable on account thereof, or exchanged in return therefor; all of the foregoing, being collectively referred to herein as the “Transferred Rights.” This assignment shall be deemed an absolute and unconditional assignment of the Transferred Rights for the purpose of collection and satisfaction and shall not be deemed to create a security interest.

2.           (a) Promptly upon Buyer’s receipt from Seller of a fully executed copy of this Agreement (including the Evidence of Transfer of Claim), Buyer shall pay to Seller an initial purchase price (the “Initial Purchase Price”), equal to the Total Claim Amount (as  set forth on Schedule I hereto) multiplied by the Purchase Rate (the “Total Purchase Price”)  less a holdback amount as set forth on Schedule I hereto (the “Holdback Amount”) , by wire transfer of immediately available funds to Seller's account specified on Schedule I hereto (the date of such payment being the “Effective Date”).

(b) Buyer shall pay Seller the Holdback Amount, subject to Sections 2(c) and (d) below, within three (3) Business Days after (A) its  receipt of written notice that the Claim (or any portion thereof) has: (1) been fully and finally allowed against the Debtor as a non-contingent, liquidated, and undisputed general unsecured claim, whether by means of a Final Order or otherwise; (2) been listed as non-contingent, liquidated, and undisputed on schedules filed by Debtor with the Bankruptcy Court; or (3) appeared on the claim’s agent’s or trustee’s or other estate representative’s records, or has otherwise been conclusively and finally treated in the Proceedings, as “allowed” or “accepted as filed”; or (B) the time period during which any party (including the Debtor) is permitted to file an objection, dispute or challenge with respect to the Claim in the Proceedings expires and no objection, dispute or challenge has been filed with respect to any portion of the Claim  (each a “Payment Event”). For the avoidance of doubt, Buyer shall not be required to pay any portion of the Holdback Amount until the allowed status of the Claim has been finally determined or adjudicated pursuant to one or more Payment Events (as defined above) or Impairment (as defined in paragraph 8). As used herein:

“Business Day” means any day that is not a Saturday, a Sunday or any other day on which the Federal Reserve Bank of New York is closed.

“Final Order” shall mean an order of the Bankruptcy Court or any other court of competent jurisdiction (A) that has not been reversed, stayed, modified, or amended and (B) as to which either (1) any appeal taken, petition for certiorari or motion for rehearing or reconsideration that has been filed with respect to such order, has been finally determined or dismissed in a manner that does not affect  such court’s determination of the allowed amount or treatment of the Claim or (2) the time to appeal, seek certiorari or move for reconsideration or rehearing with respect to such Order has expired and no appeal, petition for certiorari or motion for reconsideration or rehearing with respect to such Order has been timely filed.

(c) In the event that any Payment Event has occurred such that the Total Claim Amount is allowed, then Buyer shall pay Seller the Holdback Amount.

(d) In the event that any Payment Event has occurred such that the portion of the Claim subject to such Payment Event is in an amount that is greater than the Initial Claim Amount but less than the Total Claim Amount (each as defined on Schedule I) (such amount the "Reduced Allowed Claim Amount"), then Buyer shall pay Seller an amount equal to (x) the Holdback Amount (as defined on Schedule I), minus (y) the product of the Purchase Rate multiplied by the difference between the Total Claim Amount and the Reduced Allowed Claim Amount.

(e) Buyer shall reduce any amounts payable to Seller pursuant to paragraphs 2(c) above by any amounts owed by Seller to Buyer pursuant to paragraph 8 below, provided that Buyer shall reasonably calculate and disclose to Seller the amount and basis of such reduction.

3.           Payment of the Initial Purchase Price to Seller is subject to all of the following:  (a) Seller’s representations and warranties being true and correct on the Effective Date, (b) Seller having complied with all covenants required by this Agreement to be complied with by it on or before the Effective Date, and (c) Buyer having received this Agreement and the Evidence of Transfer of Claim attached hereto as Exhibit A (collectively, the “Assignment Documents”) fully executed by Seller.

4.           Seller’s obligation to sell, transfer, assign, grant and convey the Transferred Rights to Buyer on the Effective Date is subject to all of the following: (a) Buyer’s representations and warranties being true and correct on the Effective Date, (b) Buyer having complied with all covenants required by this Agreement to be complied with by it on or before the Effective Date, (c) Seller having received the Assignment Documents fully executed by Buyer, and (d) payment of the Initial Purchase Price from Buyer to Seller.

5.           Seller represents and warrants to Buyer and Buyer’s successors and assigns as of the Effective Date that:

(a)  Seller is duly organized and validly existing under the laws of its jurisdiction of organization, in good standing under such laws, and is authorized and empowered to execute, deliver and perform this Agreement, and this Agreement constitutes the valid, legal and binding agreement of Seller, enforceable against Seller in accordance with its terms;

(b) except for filings that are expressly contemplated by this Agreement, no consent, approval, filing or corporate, partnership or other action is required as a condition to or in connection with execution, delivery and performance of this Agreement and the transactions contemplated herein;

(c)  Seller has timely and properly filed the Proof of Claim and Buyer shall assume no obligations or liabilities in respect of the Transferred Rights, including but not limited to the obligation to file a proof of claim on behalf of the Claim;

(d) neither the execution, delivery or performance of this Agreement, nor consummation of the transactions contemplated hereby, will violate or contravene any law, rule, regulation, order or agreement affecting Seller;

(e)  Seller is the sole legal and beneficial owner of, and has good title to, the Transferred Rights, free and clear of (i) any legal, regulatory or contractual restriction on transfer or (ii) any pledge, lien, claim, security interest, participation, factoring agreement or other encumbrance of any type or kind (collectively, the “Liens”) and will transfer to Buyer such good title free and clear of Liens;

(f)  Seller has not previously sold, transferred, assigned, participated or otherwise conveyed the Transferred Rights, nor has Seller agreed to do any of the foregoing (whether in whole or in part);

(g)  no payment or distribution has been received by or on behalf of Seller, in full or partial satisfaction of the Transferred Rights;

(h)  Seller has not engaged, and shall not engage, in any act, conduct or omission, or had any relationship with the Debtor that will result in Buyer receiving in respect of the Transferred Rights proportionately less in payments or distributions, or less favorable treatment (including the timing of payments or distributions) for the Transferred Rights than will be received on behalf of other  general unsecured claims;

(i)    Seller is not an “insider” of the Debtor or its affiliates within the meaning of Section 101(31) of the Bankruptcy Code, and is not a member of any official or unofficial committee in the Proceedings;

(j)  other than the 21 Chamber Sub-Assembly Sapphire units manufactured by the Seller for the Debtor pursuant to the Purchase Order but not yet sold nor delivered to the Debtor (and in which Seller asserts a continuing and complete right of ownership), Seller does not, and did not on the Petition Date, hold any funds or property of or owe any amounts or property to Debtor or any of its affiliates with respect to the Transferred Rights and, except for the $2,425,613 setoff or recouped by Seller on or before May 29, 2014, as set forth in Seller’s demand made in the Arbitration, Seller has not effected or received, and shall not hereafter effect or receive, the benefit of any setoff against the Debtor or any of its affiliates with respect to the Transferred Rights;

(k)  Seller has not received any written notice (except as otherwise publicly available in the Proceedings (if any) and except to the extent that any claim held by the Seller arising from the Transferred Rights was disputed by the Debtor in the Arbitration), that the Transferred Rights or any portion thereof is void, voidable, or unenforceable;

(l) no objection to the Claim or the Transferred Rights has been made or threatened or asserted by or on behalf of Debtor or any other party to reduce the amount of or impair the treatment of (as compared to other general unsecured creditors) the Claim, except to the extent that as of the Agreement Date, the Debtor has listed the Claim as “disputed”, “contingent” and “unliquidated” on the schedules filed in connection with the Proceedings and except to the extent that any claim held by the Seller arising from the Transferred Rights was disputed by the Debtor in the Arbitration;

(m) there are no preference actions against Seller or the Transferred Rights, and, except to the extent that any claim held by the Seller arising from the Transferred Rights was disputed by the Debtor in the Arbitration, no legal or equitable defenses, counterclaims, setoffs, offsets,  reductions, recoupments, impairments, avoidances, disallowances or subordinations exist, have been or (to Seller’s knowledge) may be asserted by or on behalf of the Debtor  to reduce the amount of the Transferred Rights, impair the treatment of the Claim as compared to other general unsecured claims or affect their validity or enforceability, and Seller did not receive any transfers from the Debtors within 90 days of the Petition Date;

(n) no actions under Sections 544, 547, 548, 549 or 550 of the Bankruptcy Code have been or (to Seller’s knowledge) may be asserted against Seller or the Transferred Rights, and, except to the extent that any claim held by the Seller arising from the Transferred Rights was disputed by the Debtor in the Arbitration, no legal or equitable defenses, or counterclaims have been or may be asserted by or on behalf of the Debtor to affect the validity or enforceability of, or otherwise adversely affect, the Transferred Rights;

(o) no broker, finder, agent, or other entity acting on behalf of Seller is entitled to any commission or fee for which Buyer could be responsible;

(p)  Seller has provided or will provide to Buyer (or make available to Buyer),  upon request, true and complete copies of all  material documents related to the Transferred Rights;

(q)  Seller: is not the subject of  a petition under the Bankruptcy Code or any other bankruptcy, insolvency, receivership or similar law, and (ii) believes in good faith that it is solvent within the meaning of Section 101(32) of the Bankruptcy Code; and

(r)  either (i) no interest in the Transferred Rights is being sold by or on behalf of one or more Benefit Plans (as defined below) or (ii) the transaction exemption set forth in one or more prohibited transaction class exemption issued by the U.S. Department of Labor (“PTE”), such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds), and PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers) is applicable with respect to the sale of the Transferred Rights.  “Benefit Plan” means an “employee benefit plan” (as defined in ERISA) that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated under it (“ERISA”), a “plan” as defined in Section 4975 of the Code or any Entity whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

6.           Buyer represents and warrants to Seller as of the Effective Date that:

(a)  Buyer is duly organized and validly existing under the laws of its jurisdiction of organization, in good standing under such laws, and is authorized and empowered to execute, deliver and perform this Agreement, and this Agreement constitutes the valid, legal and binding agreement of Buyer, enforceable against Buyer in accordance with its terms;

(b) except for filings that are expressly contemplated by this Agreement, no consent, approval, filing or corporate, partnership or other action is required as a condition to or in connection with execution, delivery and performance of this Agreement and the transactions contemplated herein;

(c)  neither the execution, delivery or performance of this Agreement, nor consummation of the transactions contemplated hereby, will violate or contravene any law, rule, regulation, order or agreement affecting Buyer;

(d)  Buyer has (i) reviewed the terms and provisions of this Agreement, and has evaluated the restrictions and obligations contained herein and therein; (ii) agreed to the Total Purchase Price, and the pricing details set forth in Schedule I, based on its own independent investigation and credit determination; and (iii) not relied on any representation or warranty made by Seller, except as expressly set forth herein.

(e) Buyer is entitled to receive any payments and distributions to be made to it hereunder without the withholding of any tax and will furnish to Seller such forms, certifications, statements and other documents as Seller may reasonably request from time to time to evidence Buyer’s exemption from the withholding of any tax imposed by any jurisdiction or to enable Seller to comply with any applicable laws or regulations relating thereto; and

(f)  either (i) no interest in the Transferred Rights is being acquired by or on behalf of an entity that is, or at any time while the Transferred Rights are held thereby will be, one or more Benefit Plans or (ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds), and PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers) is applicable with respect to the purchase and holding of the Transferred Rights and the exercise of Buyer’s rights thereunder.

7.           Each Party represents and warrants that it is a sophisticated entity and has adequate information concerning the financial condition of Debtor and the Proceedings to make an informed decision regarding the purchase/sale of the Transferred Rights (including the purchase price therefor) and that it has independently and without reliance on the other Party, and based on such information as it has deemed appropriate, made its own decision to enter into this Agreement, except that it has relied on the other Party’s express representations, warranties, covenants, agreements and indemnities as contained herein.  Each Party is aware that information which may be pertinent to the decision to transfer the Transferred Rights is available to it and can be obtained from the files of the Proceedings or other publicly available sources.  Each Party is aware that the consideration received/paid herein for the purchase/sale of the Transferred Rights may differ both in kind and amount from any distributions made pursuant to any plan of reorganization confirmed in the Proceedings.  Each Party acknowledges that the other may possess, and may come into possession of, material non-public information concerning the Transferred Rights, Debtor and/or the Proceedings (“Excluded Information”).  Each Party further acknowledges that it has not requested to receive such Excluded Information from the other Party and has nevertheless determined to proceed with the transaction contemplated herein, and neither shall have any liability to the other Party, and each waives and releases any claims that it might have against the other, arising out of the non-disclosure of such Excluded Information; provided, however, that the Excluded Information shall not limit, contradict or render untrue any representation or warranty made by Seller or Buyer herein.

8.           Disallowance. If: (i) pursuant to a Final Order (as defined in paragraph 2), all or any part of the Transferred Rights is or becomes disallowed, subordinated, reduced, enjoined, disputed, objected to (except if an objection asserts that the amount of the Claim should be reduced to an amount that is less than the Initial Claim Amount), or otherwise impaired, in whole or in part, in the Proceedings or otherwise for any reason whatsoever, including, without limitation, pursuant to an order of the Bankruptcy Court (whether or not such order is appealed or final), (ii) distributions are paid in respect of the Transferred Rights in a time or manner, or pro rata amount, different from other allowed general unsecured claims in the Proceedings, (iii) pursuant to a Final Order (as defined in paragraph 2), all or any part of the Transferred Rights is not enforceable against the Debtor and/or any guarantors or is not recognized by the Bankruptcy Court, (iv) pursuant to a Final Order (as defined in paragraph 2), it is determined that the Seller has breached any of its representations or warranties set forth in this Agreement, which results in any of the events described in subclauses (i), (ii) or (iii) of this paragraph, (v) if the Bankruptcy Court does not substitute Buyer for Seller as the holder of the  Claim; or (vi) in the event that the Debtor’s claims resolutions procedures approved by order of the Bankruptcy Court provides for the final resolution of the Claim without a Final Order and such claims are finally resolved in accordance with such procedures such that they are not allowed in the Total Claim Amount, provided, however, that if such claims are finally allowed pursuant to such procedure in an amount that exceeds the Initial Claim Amount, Seller shall be entitled to payment of a portion of the Holdback Amount to the extent required by paragraph 2(d) of this Agreement, (items (i) through (vi) collectively, an  “Impairment” and with respect to the portion so affected  the “Impaired Portion”), then, at Buyer's option, Seller shall repurchase such Impaired Portion by paying immediately on demand of Buyer cash in an amount equal to the product of the Impaired Portion multiplied by the Purchase Rate (identified on Schedule I hereto), together with interest thereon from the Effective Date until the date of such repayment at the rate per annum equal to seven percent (7%) for the applicable period (the “Interest Rate”).  For purposes of clarity, in the event that an Impairment occurs prior to the payment by Buyer of any portion of the Holdback Amount, then Seller shall have no obligation to pay Buyer any portion of the Holdback Amount or any interest thereon (as such funds were never paid to Seller); and (b) Seller shall be required to pay Buyer under this paragraph 8 the product of: (x) the amount by which the Initial Claim Amount is greater than the allowed claim amount multiplied by (y) the Purchase Rate, together with interest thereon from the Effective Date until the date of repayment. Further, for purposes of clarity, Buyer's enforcement of its rights pursuant to this Section is not exclusive and shall not be deemed to be an election of remedies under the terms of this Agreement or applicable law.

9.           Each Party acknowledges and agrees that the Total Purchase Price (as modified by Section 2) for the Transferred Rights represents “fair consideration” (as such term is used in Article 10 of the New York Debtor and Creditor Law, N.Y. Debt. & Cred. §§ 270 et seq.) and “reasonably equivalent value” (as such term is used in 11 U.S.C. § 548), or as analogously provided under similar statute or applicable law, for the transfer of such assets.

10.           Seller agrees that in the event Seller actually receives any distributions with respect to the Transferred Rights after the Effective Date, Seller shall accept the same and shall hold the same in trust for the sole benefit of Buyer and shall promptly deliver the same to Buyer in the same form received (free of any withholding, set-off, claims or deduction of any kind except as required by law) within five Business Days in the case of cash (“Cash Distribution”). If any such amounts are not received by the Buyer within five Business Days, then beginning on the next calendar day, the amount payable shall begin to accrue interest at a rate of LIBOR + 5% per annum, and within seven business days in the case of non-Cash Distributions, with the endorsement of Seller (without recourse, representation or warranty) when necessary or appropriate. In the event Seller receives any notices (not otherwise publicly available) in respect of the Transferred Rights, Seller shall promptly deliver the same to Buyer.  In the event that all or any portion of the distributions on account of the Transferred Rights are not assignable by Seller to Buyer, then Seller grants to Buyer a 100% participation interest in the Transferred Rights or such distributions, in accordance with the provisions of this Agreement and applicable law.

(a) As used herein:

“Business Day” means any day that is not a Saturday, a Sunday or any other day on which the Federal Reserve Bank of New York is closed.

“LIBOR” means, for any day, the one-month London Interbank Offered Rate for deposits in U.S. Dollars as set by the British Bankers Association (“BBA”) and published by the BBA at approximately 11:00 a.m. London time on such day.  For any day that is not a business day, LIBOR shall be the rate published by the BBA on the immediately preceding business day.

11.           (a)           Subject to Section 11(b), Seller hereby appoints Buyer as its true and lawful attorney-in-fact solely with respect to the Transferred Rights and authorizes Buyer to act in Seller’s name, place and stead, to demand, sue for, compromise and recover all such sums of money which now are, or may hereafter become due and payable for or on account of the Transferred Rights, to vote the Transferred Rights and to do all things necessary to enforce the Transferred Rights and Seller’s rights thereunder pursuant to this Agreement.  Seller agrees to cooperate fully in connection with Buyer’s prosecution of the Claim, which cooperation shall include, but shall not be limited to, making its employees and officers available to Buyer to answer questions regarding the Transferred Rights and acting as a witness and producing documents in support of the Transferred Rights. Seller hereby instructs its counsel to release any requested client files and attorney client work product to Buyer, and waives any conflict that may arise in the event that Buyer opts to engage Seller’s counsel with respect to the prosecution of the Claim.  Seller agrees that the powers granted by this paragraph are discretionary in nature and exercisable at the sole option of Buyer.  For the avoidance of doubt, after the Deadline or the occurrence of a Bankruptcy Event (each defined below), Buyer shall bear all of its fees and expenses associated with the prosecution of the Claim, including, but not limited to, attorneys’ fees.  As used herein:

“Deadline” means the 60th day following the Agreement Date or, such later date as Buyer may select (in its sole and absolute discretion) by written notice to Seller (which may be delivered electronically).

A “Bankruptcy Event” occurs if Seller (i) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it; (ii) has a final resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (iii) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all of its assets; (iv) has a secured party take possession of all or substantially all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within thirty (30) calendar days thereafter; or (v) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i) to (v).  By way of further clarification, Buyer shall have and retain the full and complete right to defend and prosecute the Transferred Rights immediately upon the Effective Date but has simply agreed to forbear from exercising certain of the Seller Defense Rights (and has agreed to permit the Seller to exercise those rights as its authorized agent) until the occurrence of the Deadline or a Bankruptcy Event.

(b)          Prior to the Deadline or the occurrence of a Bankruptcy Event, (i) Seller shall have the right and obligation to prosecute and seek allowance of the Claim and (ii) Buyer hereby (A) appoints Seller as its true and lawful attorney-in-fact solely with respect to Seller’s obligation to prosecute and seek allowance of the Claim and (B) authorizes Seller to act in Buyer’s name, place and stead to demand, sue for, compromise and recover all such sums of money which now are, or may hereafter become due and payable for or on account of the Transferred Rights, and to do all things necessary to enforce the Transferred Rights and Buyer’s rights thereunder pursuant to this Agreement; provided however, Seller shall deliver to Buyer drafts of all material pleadings and motions no less than three (3) Business Days prior to their due date to Buyer, and Buyer shall have the right to review, comment on, and consent to (such consent not to be unreasonably withheld) any related pleadings, motions, and/or settlement agreements. Buyer shall also have the right to approve any settlement.  No later than five (5) Business Days after the Agreement Date, Seller shall provide Buyer with copies of all documentation necessary to prosecute and defense the Claim.  Seller shall provide Buyer with copies of all documents produced by Seller or Buyer in connection with any formal or informal discovery requests promptly following receipt or production.  If for any reason, Seller (and not Buyer) is entitled to exercise any rights with respect to the Transferred Rights, then Seller agrees that with respect to any request, act, decision or vote to be made by Seller in respect of the Transferred Rights (each, a “Action”), Seller shall act in accordance with the written directions (if timely given) of Buyer. Seller may refuse to follow the instructions of Buyer if such instructions violate any applicable law, regulation or direction of a regulatory or governmental authority.  For the avoidance of doubt, prior to the Deadline or the occurrence of a Bankruptcy Event, Seller shall bear all of its fees and expenses associated with the prosecution of the Claim, including, but not limited to, attorneys’ fees.

12.           Seller agrees to indemnify, defend, reimburse and hold Buyer and its affiliates and its and their officers, directors, partners, employees, agents and controlling persons harmless from and against any and all losses, claims, damages, judgments, costs, penalties, expenses and liabilities, including, without limitation, attorneys’ fees and expenses, which are incurred by or threatened against, on account of or in any way resulting from or relating to (i) Seller’s breach of any of Seller’s representations, warranties, covenants or agreements set forth herein, and (ii) any obligation of Seller or Buyer to disgorge, in whole or in part, or otherwise reimburse (by setoff or otherwise) Debtor or any other person or entity for any payments, distributions, property, setoffs or recoupments received, applied or effected by or for the account of Seller under or in connection with the Transferred Rights or otherwise from, against or on account of Debtor or any of its guarantors or affiliates or any person or entity obligated in respect thereof.

13.           Notwithstanding the foregoing or any other provision of this Agreement, Buyer and Seller agree that in the event Debtor returns to Seller any goods identified in a reclamation demand made by the Seller (a “Reclamation Demand”), if any, the amount of the Total Purchase Price as determined under paragraph 2 above shall be recalculated by reducing the Total Claim Amount (to the extent goods returned are among those covered by the Claim) by the invoiced value of the specific goods being reclaimed and applying the Purchase Rate to the reduced Claim.  In the event that the reduction in the Total Purchase Price exceeds the Holdback Amount being held back by Buyer at the time of the reduction, Seller shall repay to Buyer, within 5 days, such portion of the reduction in the Total Purchase Price that exceeds the Holdback Amount being held back by Buyer at that time together with interest thereon from the date hereof until the date of such repayment at a rate per annum equal to seven percent (7%).  In the event that Seller has a claim for damages against Debtor arising from any reclaimed goods, Buyer shall have the option, which shall be exercised within 30 days of assertion of the damages claim (or otherwise the option shall lapse and be void), to purchase the claim from Seller on the same terms as provided under this Agreement.

14.           Buyer agrees to indemnify, defend, reimburse and hold Seller and its affiliates and its and their officers, directors, partners, employees, agents and controlling persons harmless from and against any and all losses, claims, damages, judgments, costs, penalties, expenses and liabilities, including, without limitation, attorneys’ fees and expenses, which are incurred by or threatened against, on account of or in any way resulting from or relating to Buyer’s breach of any of Buyer’s representations, warranties, covenants or agreements set forth herein.

15.           This Agreement and all matters arising out of or relating to it shall be governed by and construed in accordance with the laws of the State of New York without reference to any conflicts of law provisions that would require or permit the application of the laws of any other jurisdiction.  Each Party consents to service of process by certified mail at its address listed above.  Each Party irrevocably and unconditionally (i) WAIVES ITS RIGHT TO TRIAL BY JURY and (ii) consents to the exclusive jurisdiction of the federal and state courts located in the State of New York, Borough of Manhattan, in any action to enforce, interpret or construe any provision of this Agreement.

16.           Seller agrees to execute and deliver (or cause to be executed and delivered) all such instruments and documents, and to take all such action as Buyer may reasonably request, at Buyer’s cost and expense, in order to effectuate the intent and purpose of, and to carry out the terms of, this Agreement and to cause Buyer to become the legal and beneficial owner and holder of the Transferred Rights.

17.           Each Party agrees to maintain the confidentiality of this Agreement except to the extent (a) required or advisable to enforce or preserve such Party’s rights hereunder or (b) required or requested pursuant to applicable law, regulation, or by the order of any court or governmental authority of competent jurisdiction; provided that either Party may disclose this Agreement and the transactions contemplated hereby to their legal counsel and other professionals and representatives, provided that such parties shall be obligated to maintain the confidentiality provisions contained herein, and provided further that Buyer may disclose this Agreement (but not the purchase rate or the purchase price) to potential purchasers, transferees, assignees or participants (“Transferees”) provided that such Transferees have agreed to be bound by confidentiality provisions no less restrictive than contained herein.

18.           This Agreement may be executed in multiple counterparts and all of such counterparts when taken together shall be deemed to constitute one and the same instrument.  Delivery of an executed counterpart by facsimile or PDF transmission shall be as effective as delivery of a manually executed counterpart.  No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by the Parties and no waiver of any provision of this Agreement, nor consent to any departure by either Party from it, shall be effective unless it is in writing and signed by the affected Party, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

19.           The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event of ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provision of this Agreement.  This Agreement constitutes the complete agreement of the Parties with respect to the subject matters referred to herein and supersedes all prior or contemporaneous negotiations, agreements or representations of every nature whatsoever with respect thereto, all of which have become merged and finally integrated herein.

20.           If any provision of this Agreement or any other agreement or document delivered in connection with this Agreement, if any, is partially or completely invalid or unenforceable in any jurisdiction, then that provision shall be ineffective in that jurisdiction to the extent of its invalidity or unenforceability, but the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, all of which shall be construed and enforced as if that invalid or unenforceable provision were omitted, nor shall the invalidity or unenforceability of that provision in one jurisdiction affect its validity or enforceability in any other jurisdiction.

21.           No failure on the part of either Party to exercise, and no delay in exercising, any right hereunder or under any related document shall operate as a waiver thereof by such Party, nor shall any single or partial exercise of any right hereunder or under any other related document preclude any other or further exercise thereof or the exercise of any other right.  The rights and remedies of each Party provided herein and in other related documents (a) are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law and (b) are not conditional or contingent on any attempt by such Party to exercise any of its rights under any other related documents against the other Party or any other entity.

22.           Seller hereby acknowledges and consents to all terms set forth in this Agreement and upon the Effective Date, hereby waives its right to raise any objection thereto and its right to receive notice pursuant to Bankruptcy Rule 3001(e), and, except as provided in Paragraph 11(b) of this Agreement, consents to the substitution after the occurrence of the Effective Date of the Seller with the Buyer for all purposes in the Proceedings, including, without limitation, for voting and distribution purposes with respect to the Transferred Rights.  Buyer may, at its election, file the Rule 3001(e) Transfer Notice with the Bankruptcy Court after the occurrence of the Effective Date.  After the Effective Date, Seller agrees not to litigate or otherwise pursue any of the Transferred Rights (including, without limitation, the amount of the Claim and, to the extent related thereto, the Proof of Claim) except as expressly provided herein prior to the Deadline or a Bankruptcy Event.

23.           All demands, notices, consents, and communications hereunder shall be in writing and shall be deemed to have been duly given when e-mailed with acknowledgment of receipt by recipient, hand-delivered or duly deposited in the mails, by certified or registered mail, postage prepaid-return-receipt requested, to the addresses set forth herein, or such other address as may be furnished hereafter by notice in writing.   Except as provided herein, each payment to be made by either Party shall be made without set-off, counterclaim or deduction of any kind.  All payments made pursuant to this Agreement shall be made in the lawful currency of the United States by wire transfer of immediately available funds, in accordance with the wire instructions specified in Schedule I.

 [signature page follows]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement by their duly authorized representatives as of the Agreement Date written above.

RANOR, INC. By: /s/ A. Shen Name: Alexander Shen Title: President

CITIGROUP FINANCIAL PRODUCTS INC. By: /s/ Michael Eliason Name: Michael Eliason Title: Authorized Signator

SCHEDULE I
Purchase Price Calculations

A.	Total Claim Amount:	$3,740,956.34

B.	Purchase Rate:	30.00%

C.	Total Purchase Price (A x B):	$1,122,286.90

D.	Holdback Percentage:	54.75%

E.	Initial Claim Amount (A * (1 - D)):	$1,692,782.74

F.	Holdback Amount (A * B * D)	$614,452.08

G.	Initial Purchase Price (C - F)	$507,834.82

Payment Instructions

To Seller:

To Buyer:

EXHIBIT A

EVIDENCE OF TRANSFER

UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF NEW HAMPSHIRE

In re:	Case No. 14-11916 (HJB)
GT Advanced Technologies Inc., et al.,	(Jointly Administered)

NOTICE OF TRANSFER OF CLAIM OTHER THAN FOR SECURITY PURSUANT TO FED. R. BANKR. P. 3001(e)(2)

A CLAIM HAS BEEN FILED IN THIS CASE or deemed filed under 11 U.S.C. § 1111(a). Transferee hereby gives evidence and notice pursuant to Rule 3001(e)(2), Fed. R. Bankr. P., of the transfer, other than for security, of the claim referenced in this evidence and notice.

Name of Transferee:

Citigroup Financial Products Inc.
c/o Citibank, N.A.
1615 Brett Road Ops III
New Castle, DE 19720
Attention: Brian Broyles

Name and address where transferee payments
should be sent (if different than above):

[Same as above]
Name and Address of Transferor: Ranor, Inc. 1 Bella Drive Westminster, MA 01473

I declare under penalty of perjury that the information provided in this notice is true and correct to the best of my knowledge and belief.

By:	/s/ Michael Eliason	Date:	4/21/15
Transferee/Transferee’s Agent
Penalty for making a false statement: Fine of up to $500,000 or imprisonment for up to 5 years, or both. 18 U.S.C. §§ 152 & 3571.

As set forth in the attached evidence of transfer of claim (Proof of Claim # 285), Transferor has waived to the fullest extent permitted by law any notice or right to receive notice of a hearing under Fed. R. Bankr. P. 3001(e).

DEADLINE TO OBJECT TO TRANSFER

The alleged Transferor of the claim is hereby notified that objections must be filed with the court within twenty-one (21) days of the mailing of this notice. If no objection is timely received by the court, the transferee will be substituted as the claimant without further order of the court.

EVIDENCE OF TRANSFER OF CLAIM

TO:  THE DEBTOR AND THE BANKRUPTCY COURT

For value received, the adequacy and sufficiency of which are hereby acknowledged,  Ranor, Inc. (“Seller”) hereby unconditionally and irrevocably sells, transfers and assigns to Citigroup Financial Products Inc. (“Buyer”) an undivided interest, in and to all of Seller’s right, title, interest, claims and causes of action in and to, or arising under or in connection with the proof of claim number set forth below, solely to the extent, in each case, to the amount set forth in the column below entitled “Amount of Claim Transferred” (the “Claim”).  Such proof of claim was filed against GTAT Corporation (the “Debtor”), whose case, along with the bankruptcy cases of affiliates, GT Advanced Technologies, et. al. (collectively, the Debtors”) are jointly administered and currently pending in the United States Bankruptcy Court for the District of New Hampshire (the “Bankruptcy Court”) at In re: GT Advanced Technologies, Inc., et al. Case No. 14-11916 (HJB).

Proof of Claim Number	Amount of Claim Transferred
285	$3,740,956.34

Seller hereby waives to the fullest extent permitted by law any notice or right to a hearing as may be imposed by Rule 3001 of the Federal Rules of Bankruptcy Procedure, the Bankruptcy Code, applicable local bankruptcy rules or applicable law.  Seller acknowledges and understands, and hereby stipulates, that an order of the Bankruptcy Court may be entered without further notice to Seller transferring to Buyer the Claim and recognizing the Buyer as the sole owner and holder of the Claim. Seller further directs the Debtors, the Bankruptcy Court and all other interested parties that all further notices relating to the Claim, and all payments or distributions of money or property in respect of the Claim, shall be delivered or made to the Buyer.

IN WITNESS WHEREOF, this Evidence of Transfer of Claim is executed on April 17, 2015.

SELLER RANOR, INC. By: /s/ A. Shen Name: Alexander Shen Title: President

BUYER CITIGROUP FINANCIAL PRODUCTS INC. By: /s/ Michael Eliason Name: Michael Eliason Title: Authorized Signator